UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This From 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783.

CONTENTS

Additional Financial Information

On March 18, 2015, Attunity Ltd. (the "Company" or "Attunity" or "we") completed its previously announced acquisition of Appfluent Technology, Inc. ("Appfluent"). In connection with the acquisition of Appfluent, the Company is also providing certain historical and proforma financial information and data listed in the exhibit table below. The pro forma financial information gives effect to certain pro forma events related to the acquisition and has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the post-acquisition combined company.

Safe Harbor Statement
This Form 6-K (including exhibits thereto) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

99.1	Attunity unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2014 and notes thereto.
99.2	Appfluent audited financial statements for the year ended December 31, 2014 and notes thereto.
99.3	Attunity Ltd. audited consolidated financial statements for the year ended December 31, 2014 and notes thereto*
99.4	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
99.5	Consent of Aronson LLC

* Filed as part of Attunity’s Annual Report on Form 20-F for the year ended December 31, 2014, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: June 1, 2015